UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 13, 2007**

DELMARVA POWER & LIGHT COMPANY
(Exact name of registrant as specified in its charter)

Delaware and Virginia	**001-01405**	**51-0084283**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 King Street, P.O. Box 231, Wilmington, DE	**19899**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-3526**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On June 13, 2007, Delmarva Power & Light Company (the "Company") entered into separate agreements to sell, respectively, all of its distribution assets and substantially all of its transmission assets in the Commonwealth of Virginia for an aggregate sales price of approximately $45 million, subject to closing adjustments.

Distribution Purchase and Sale Agreement

The Company has entered into a purchase and sale agreement (the "Purchase and Sale Agreement") with A&N Electric Cooperative ("A&N") to sell all of its assets principally related to the Company's business of distributing retail electric services to customers on the Eastern Shore of Virginia for a purchase price of $39,825,000, subject to closing adjustments. The Company expects the transactions to close during the fourth quarter of 2007 contingent upon the receipt of required regulatory approvals.

The assets to be sold include real and personal property, accounts receivable and customer deposits. A&N will assume certain post-closing liabilities and unknown pre-closing liabilities related to the distribution assets including most environmental liabilities, except that the Company will remain liable for unknown pre-closing liabilities if they become known within six months after the closing date.

The Purchase and Sale Agreement contains customary representations and warranties, covenants, and indemnification provisions. In addition to other customary covenants provided in the Purchase and Sale Agreement, the Company has agreed to (i) replace any oil containing polychlorinated biphenyls in station transformers prior to the closing date, (ii) replace all single phase retail meters within two years of the closing date, and (iii) remediate environmental conditions identified in phase I and phase II environmental studies conducted by the Company, as required by applicable environmental laws.

The completion of the sale is contingent upon the approval by the Virginia State Corporation Commission.

<u>Transmission Purchase and Sale Agreement</u>

The Company has entered into a purchase and sale agreement (the "Transmission Purchase and Sale Agreement") with Old Dominion Electric Cooperative ("ODEC") to sell certain assets principally related to the Company's provision of electric transmission services on the Eastern Shore of the Commonwealth of Virginia for a purchase price of approximately $4,800,000, subject to certain closing adjustments. The Company will continue to own and operate the 138 kV (kilovolt) and 69 kV transmission lines near the border of Maryland and Virginia. ODEC will assume certain post-closing liabilities and unknown pre-closing liabilities related to the transmission assets, except that the Company will remain liable for unknown pre-closing liabilities that become known within six months after the closing date.

The Transmission Purchase and Sale Agreement contains customary representations and warranties, covenants, and indemnification provisions. In addition, the Company has agreed to replace existing capacitors included within the transmission assets at its sole cost and expense within two years following the closing date.

The completion of the sale is contingent upon approvals by the Virginia State Corporation Commission and the Federal Energy Regulatory Commission.

On June 14, 2007, the Company issued a news release announcing the foregoing transactions. The news release is filed as Exhibit 99 to this Form 8-K.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
99	News Release of the Company dated June 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


DELMARVA POWER & LIGHT COMPANY
(Registrant)


Date   June 14, 2007   /s/ JOSEPH M. RIGBY
                                     Name: Joseph M. Rigby
                                     Title: Senior Vice President and
                                                  Chief Financial Officer